July 18, 2024

Aoife Brennan
President and Chief Executive Officer
Eliem Therapeutics, Inc.
PMB #117
2801 Centerville Road 1st Floor
Wilmington, DE 19808-1609

       Re: Eliem Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed July 12, 2024
           File No. 333-280784
Dear Aoife Brennan:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Crotty at 202-551-7614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Chris Barnstable-Brown